EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-227884 on Form S-4 of our report dated March 29, 2018, relating to the financial statements of Science Applications International Corporation and subsidiaries (the “Company”), and of our report dated March 29, 2018 relating to the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Science Applications International Corporation for the year ended February 2, 2018, and to the reference to us under the headings “Selected Historical Consolidated Financial Data of SAIC” and “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
McLean, Virginia

December 3, 2018